DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

September 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

RE:	Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934 for the DWS Funds (the “Funds”) (listed in Attachment)

Dear Ms. White:

This letter is submitted on behalf of the Funds in response to a further comment of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Proxy Statement (“Proxy Statement”), filed on August 23, 2024, which comment was received via telephone on September 16, 2024.

The Staff’s comment is restated below, followed by the Fund’s response.

1.	Comment: In connection with Proposal IV in the Proxy Statement, a proposal to modify an existing fundamental investment policy for the DWS Communications Fund, prior comments from the Staff requested clarification of the distinction between concentrating in industries in the information technology and communication services sectors and concentrating in the information technology and communications industries. Please explain why the Fund expects to implement a change to its 80% investment policy, which will state that the Fund expects to invest 80% of net assets in digital companies while also adopting a fundamental investment policy that focuses on the Fund’s investment in the information technology and communication services sectors.

Response: The Fund believes that it is in the best interests of shareholders to change its investment strategy to investing in digital companies and its name to DWS Digital Horizons Fund. The Fund believes that “Digital” in the new name suggests a particular type of investment or investments under Rule 35d-1, i.e., “digital companies”, so the Fund believes that the name change would require a change to its current 80% investment policy from investing in the communications field to investing in digital companies. The Fund’s 80% investment policy is non-fundamental and does not require shareholder approval to be changed.

The Fund monitors portfolio compliance in connection with industry concentration (i.e., investing more than 25% of a fund’s net assets in a particular industry or group of industries) with reference to the Global Industry Classification Standard (“GICS”). In reviewing a hypothetical portfolio of digital companies, the Fund determined that its portfolio under the new investment strategy and Fund name would hold more than 25% of net assets in the group of industries comprising the Information Technology sector and more than 25% of net assets in the group of industries comprising the Communication Services sector. There is no “digital company” industry in GICS. Therefore, the Fund determined that a change from its current concentration policy to a policy of concentrating in the industries of each of the Information Technology and Communication Services sectors is required to implement the new investment strategy and Fund name. The Fund’s concentration policy is fundamental and, therefore, changing the Fund’s concentration policy requires approval by shareholders, which approval is sought in the Proxy Statement. The Fund believes that the Proxy Statement includes sufficient discussion of the distinction between sectors and industries to allow shareholders to vote on the proposal. The Proxy Statement also discusses the Fund’s intention to make related changes (such as a name change and change in the Fund’s 80% investment policy) contingent on shareholder approval of the modified fundamental concentration policy. Shareholders will receive additional information regarding the Fund’s strategy, name and 80% policy changes through an amended registration statement that currently remains subject to SEC staff comment.

We expect to file the definitive Proxy Statement the week of September 16, 2024. If you have any additional questions, please contact me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Senior Legal Counsel

DWS Investment Management Americas Inc.

cc: John Marten, Vedder Price LLC

Attachment

Funds and Registrants included in the Preliminary Proxy Statement

Registrant/Fund	File No.
Cash Account Trust	811-05970
DWS Government & Agency Securities Portfolio
DWS Tax-Exempt Portfolio
Deutsche DWS Asset Allocation Trust	811-08686
DWS Equity Sector Strategy Fund
DWS Multi-Asset Conservative Allocation Fund
DWS Multi-Asset Moderate Allocation Fund
Deutsche DWS Equity 500 Index Portfolio	811-06698
Deutsche DWS Global/International Fund, Inc.	811-04670
DWS Emerging Markets Fixed Income Fund
DWS ESG International Core Equity Fund
DWS Global Small Cap Fund
DWS International Growth Fund
DWS RREEF Global Infrastructure Fund
Deutsche DWS Income Trust	811-04049
DWS Global High Income Fund
DWS GNMA Fund
DWS High Income Fund
DWS Short Duration Fund
Deutsche DWS Institutional Funds	811-06071
DWS Equity 500 Index Fund
DWS S&P 500 Index Fund
Deutsche DWS International Fund, Inc.	811-00642
DWS CROCI® International Fund
DWS Emerging Markets Equity Fund
DWS Global Macro Fund
DWS Latin America Equity Fund
Deutsche DWS Investment Trust	811-00043
DWS Capital Growth Fund
DWS Core Equity Fund
DWS CROCI® Equity Dividend Fund
DWS CROCI® U.S. Fund
DWS ESG Core Equity Fund
DWS Large Cap Focus Growth Fund
DWS Small Cap Core Fund
DWS Small Cap Growth Fund
Deutsche DWS Market Trust	811-01236
DWS Global Income Builder Fund
DWS RREEF Real Assets Fund
Deutsche DWS Money Funds	811-02527
DWS Money Market Prime Series
Deutsche DWS Money Market Trust	811-03495
DWS Government Money Market Series
Deutsche DWS Municipal Trust	811-02671
DWS Managed Municipal Bond Fund
DWS Short-Term Municipal Bond Fund
DWS Strategic High Yield Tax-Free Fund
Deutsche DWS Portfolio Trust	811-00042

DWS Floating Rate Fund
DWS Total Return Bond Fund
Deutsche DWS Securities Trust	811-02021
DWS Communications Fund
DWS Enhanced Commodity Strategy Fund
DWS Health and Wellness Fund
DWS RREEF Global Real Estate Securities Fund
DWS RREEF Real Estate Securities Fund
DWS Science and Technology Fund
Deutsche DWS State Tax-Free Income Series	811-03657
DWS California Tax-Free Income Fund
DWS Massachusetts Tax-Free Fund
DWS New York Tax-Free Income Fund
Deutsche DWS Tax Free Trust	811-03632
DWS Intermediate Tax-Free Fund
Government Cash Management Portfolio	811-06073
Investors Cash Trust	811-06103
DWS Central Cash Management Government Fund
DWS Treasury Portfolio